Exhibit 99.4

Press Conference

PRESS CALL Q4 FY 2018 RESULTS

April 13, 2018

CORPORATE PARTICIPANTs

Salil S Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

ANALYSTS

Anirban Sen

Mint

Venkatesh Ganesh

Hindu Business Line

Bibhu Ranjan Mishra

Business Standard

Vijay Kumar

UNI

Shalini Nair

Cogencis

Bhavna

IANS

Shilpa Phadnis

Times of India

Tanvi

Reuters

Neha

Moneycontrol

Furqan

Deccan Herald

Meenu Shekhar

Knowledge@Wharton

Ayan Pranamik

The Economic Times

Saritha Rai

Bloomberg

Moderator

Good evening everyone and thank you for joining us. Sorry for the delay. We have had some unexpected delays, but we are going to start. Just a few ground rules please. There are microphones between three of us on the floor. We will be taking questions as per the order. So please wait till we get a microphone to you before you ask the question. So we are going straight for the question-answers. The first question from Anirban.

Anirban

Question to Salil, you have now been in charge a little over three months. So during this period like what is your assessment of where Infosys is right now and where it needs to be? What are some of the key areas that need work and some of the key challenges that you look to address over the coming few quarters? And one question for Ranga, I have the question on the strategic review that you guys have undertaken. So firstly, what are the triggers for the strategic exercise and secondly, is this like an admission that most of your recent acquisitions have not really worked out.

Salil Parekh

Let me start. I think in terms of the time I have spent here, the last 3 months have been extremely intense and very exciting. I have actually ended up spending time with lot of our clients, lot of our employees across delivery centers, a lot of our senior leadership and then looking at where the business is from a market and from an internal perspective. On completing that one of the first things that struck me is that with deep loyalty that our clients have for us, enormous amount of respect they have for us delivery capabilities and the fact that they are going through their own digital journey and how they are looking for us to help them on that journey. With that input and as per the guidance, we build our strategy. Our strategy really reflects four pillars. The first “Scaling up of an Agile Digital business”. This business for us today is already $2.8 bn. It represents over 25% of our current business. It is growing at a significantly faster pace than the rest of our company and it is something that our clients are looking to do more and more of it. So this is a business which scales up, the Agile Digital and it brings us more and more relevance for the future of our clients and therefore for the future of Infosys. The second pillar of our strategy is “Energizing Our Core” really putting AI which is our Nia platform and automation all across our core. The third pillar is “Reskilling Our Employees”, our employees are also moving to the new whether it is on the cloud, whether it is on data, whether it is on analytics, whether it is on agile and the fourth pillar is “Localization into Our Markets”. Localization in US, building our delivery centers there, scaling up on local talents and hiring model and really building an ecosystem whether it is in the US, in Europe, in Australia which is very much for the local market. So those are the four components of our strategy. That all centered around ‘Navigate Your Next’ which is really navigating for our clients where their next is and that is what I have been working on for the last few months.

M.D. Ranganath

As we have already stated, we are seeing all our services, platforms and products, which are the areas we need to accelerate our investment for our digital capabilities and these are the areas which have diminished alignment without strategic assessment. So, after doing that strategic assessment, I think it was decided that both Panaya and Skava would pursue opportunities for sale. So this is an ongoing exercise and having the intention to sell, there are certain requirements for us to classify them as assets held for sale, afterwards we have undertook an independent valuation and the diminution was taken. So that is broadly the approach.

Venkatesh Ganesh

In your strategic review, you have not spoken much about Consulting. So just wanted to get a quick sense on that and secondly, the impairment loss that you have taken, will that hamper your acquisition strategy going forward?

M.D. Ranganath

So let me address the impairment part. I think they are very independent pieces, right, acquisition strategy and impairment. Strategic review really looked at which are the businesses, services, the platforms and the products have stronger alignment with our strategic direction where we need to invest and in fact accelerate for example Nia, Finacle, Edge and so on and so forth, and digital services that Salil talked about. At the same time, there are areas which have diminished alignment, so that is the whole approach. It has nothing to do with we will not do acquisition, we will do acquisition. This is a separate standalone assessment of our business portfolio.

Salil Parekh

I would like to add to that at the same time we have announced an acquisition which is squarely in our Digital Services space. It is an acquisition that focus on creative work. It is US-centered acquisition. It is something that we think will enhance connect with our clients and their future. In terms of consulting, consulting is very much at the center of our future strategy. In a lot of our digital work that we do today and that we will do in future, pends is also with the non-CIO buyer. There is a CIO buyer, there is a CMO and other business buyers. Our consulting business has strong connect, in addition to the CIO buyer with the business buyer and the consulting business is deep inside into sectors and areas that our clients are looking for with those two, consulting is very much part of it.

Bibhu Ranjan Mishra

There are kind of two binary opposite space in this quarter and in one way you are going on acquiring a digital asset and on the other side, you are selling up two other digital assets which you had acquired into the past. I understand decision has been taken based on the strategic review, can you throw some light about why that Panaya and Skava were not digital or which part of that was irrelevant for your business. I know, that time we thought that overall digital, this is the reason why we have gone ahead and bought it or is it because of the controversies surrounding that, that is why the decision has been taken. Second point is that now we are in the middle of next financial year, how is the clients’ side IT budget look like, how the spending pattern, how is the spends in the digital side is happening. Third part, revenue productivity is certainly going up. I understand that Ranga told in the previous meeting that how this spending will now happen more , a lot more spending we will need to do and the moderate margin range that has been given is because of that, will that revenue productivity keep on growing? Do you see a bit of moderation in this fiscal because of the spending that is happening?

Salil Parekh

In the strategic review, the approach we taken to look at of our all of businesses, products and platforms, the strategy focusing on the four pillars that I referred- Agile Digital, Energizing Our Core, Rescale our People, and Localize in Our Markets. We are also very focused on our products such as Nia platform, Edge platform, Finacle business, McCamish platform. We have a set of criteria that we put together on our entire portfolio. When we looked at Panaya and Skava, they did not meet all of those criteria and then the actions are taken that Ranga has described. Our focus today is much more on four pillars and the future where we are driving the digital business which is on servicing and select products we can scale up and the platform that we can scale up. Now in terms of the spend itself, we see the market is in a reasonably strong position. Some sectors are stronger, some geographies are stronger. As you saw in our result announcements, we have real strength in what we see in European market and what we see in the Energy, Utilities business. Those portfolio plays in terms of geography and sector that we will continue to see and given all of that is having developed our approach for the future especially the fiscal ’19. The question on the spend itself, the investments and on customer budgets.

Salil Parekh

So the way we have looked at this first, the work we doing with Panaya for our clients today or in the future as it evolves will continue the same. We are not going to take away any of that focus. There has been a change in the way we looked at what the business is doing. There has been a change in the market environment or the business itself has changed their focus and given that, we have decided to focus on the four pillars that we have outlined, specifically on digital services and the platforms and products which are going to scale with us and that is the focus that we have. In fact, our Nia platform is very much focused on AI and scaling of the new technologies. So there we see that, that can scale and grow for our clients and for us and we are fully behind that.

Pravin Rao

On the budget front, the annual budgets which we used to historically look at is in some sense no longer relevant because every quarter there is relook at the budget given the volatility and the areas of spend. What is constant is across clients, across industry there is tremendous focus on taking cost out in the run side of the business and repurposing and reinvesting and change the business. So we will continue to see across industries clients much more investing on the discretionary side, at the same time tremendous focus on optimising and taking cost out. So it is true across industry, there may be few client specific exceptions, but by and large that is trend. And on the revenue productivity per employee, we have already seen our RPEs increased to $54,500+. This increase has been every quarter. We have seen increases and this increase is primarily on the back of increased adoption of automation in our core services and improved operational efficiencies. So we will continue to focus on them. There will be unrelenting focus on improving the operational efficiency, unrelenting focus on driving and increasing adoption of automation. So we are not compromising on that. The margin band that we have given is on the back of investments we are talking about, primarily in the areas of revitalising sales, reskilling people, localization as well as driving growth on the digital side.

Vijay Kumar

Where do you stand regarding your Indian operations, and do you feel it increasing over this year or over the long run?

Pravin Rao

India is a very small part of our business. There is Finacle, which has a dominant market share in the banking sector in India. But outside Finacle, on the services side, it is a very small part. Historically, we have focused a lot on the government businesses and to some extent on the private business. But in the last year, strategically we decided to limit our focus on government business. We would only do those businesses which we believe is very strategic and of importance such as GST, but otherwise we increased our focus more on the private players. So that effort and that change in focus is going on and given the small size, you will always expect some volatility because particularly government projects are all long running projects. There will be times when project scales down, when project ramps up, you will expect some volatility. But overall given the small size of the business, it will not have too much impact on it. But just to reiterate, our focus will be more on growing business in the private sector in India and very selective on the government projects.

Shalini Nair

Just wanted to know from your comments, your focus has been on digital for your strategy. So are your hiring plans also geared towards that? And also when will Infosys look at acquisition of a size that will have a major impact on the revenue?

Salil Parekh

So in digital, we have taken two approaches. First is to rescale and refactor and start to hire from the market in adjacent area and make sure that we can reskill and refactor. And the second is, recruit fresh, for e.g., we now build relationship in the Design area of digital, in the experienced area in the Rhode Island School of Design and those are the individuals that we also recruit in addition to others, that help us in Digital. Digital is two-pronged, both reskilling and recruitment through new UI. In terms of the acquisitions, first, we announced a very strategic acquisition today which is squarely in experience space in the digital. We are on review of what the acquisition opportunities are in the market. As and when something comes up, we will actively look at them.

Bhavna

I want to know how many H1B and L1 visas has Infosys applied for 2018-2019, total how many employees of Infosys are on those visas, has the cost gone up, and by how much? Second one, I want to know is about the status of Infosys as the GST vendor for the Indian government. Have the glitches been sorted out and is there a prospect of looking at a revised building with all the changed features for the set up?

Pravin Rao

On H1B, L1, we do not share that information, so we apply as much as we require from our business model perspective. On GST, in the last two quarters, we have seen successful filing of all the returns, there are hardly any issues. We had seen that we had more than 50% of the filings gets filed in the last two days of the month and the system has been able to handle it without any glitch. So things are stable and we are working on subsequent phases of the GST.

Tanvi

I just wanted to go back to the guidance that you had mentioned; you said that it is based on what we see in the market. I was wondering if we could get some specifics on what exactly it is that Infosys sees in the market. Secondly, just wanted to know about the North America. There have been a lot of tax reforms and is it going to affect the spending that Infosys receives from clients, with the changes in tax? Thank you.

Salil Parekh

In terms of the guidance, there are some strong sectors like Energy and Utilities, there are some strong geographies like the European geography or even rest of the world for us. There are some areas within our business that need some work, we need to make sure that we have a full understanding of those, for e.g., we want to make sure that all of the success that we want to build into consulting, comes into play fairly quickly. We want to make sure that all of the sectors that we have within our mix start to grow. So, given the external factors and the internal factors, we build this guidance. The guidance is 6%-8% in constant currency terms, so it is a fairly stable, good outlook for the market that we see today. The US tax reforms has essentially created an environment where we think over time US corporates, US enterprises will have more ability to spend. As and when that comes in to our mix, hopefully, we will see that translate into a business environment. But generally speaking, the tax reform has been perceived positive by US corporates for their own businesses.

Shilpa

This is Shilpa from Times of India. For many quarters now, you have been calling out new software and showing some growth numbers related to Panaya and Skava. What changed the mood in the camp to really pursue and sell these two assets? Second, can you give us some color on capital allocation policy, and also does it signal that you are not pursuing M&A proactively because $2 bn have been allocated as part of the capital allocation policy? Third, can you give us some color on the technology spend on the BFSI and Retail sector? Also, can you help us with the wage hikes for this year at both junior and the senior level?

M.D. Ranganath

First of all, on the new services that we published earlier, did not include only Panaya and Skava, it had other elements like Edge and Nia and many other platforms. So coming to the Capital Allocation Policy, I think the company wanted a comprehensive and a predictable capital allocation policy which addresses both, how much we return out of the future cash that we generate and out of the current cash that we hold on the balance sheet how much we return. I think that is really overall objective. On the first part, as we have said up to 70% of the free cash flow that we generate in a particular year, would be returned in a manner and back to the shareholder. Second, out of the cash that is there on the balance sheet, we said, up to $2 bn been identified by the Board to be returned to the shareholders in a manner that will be determined by the Board from time-to-time. Out of this $2 bn, $400 mn Board has already decided, saying that $400 mn will be paid out as a special dividend now, balance $1.6 bn would be decided by the Board in which form to return to the shareholders. Now, coming back to your question, do we have sufficient cash for the acquisitions? This year we generated close to $2 bn of free cash flow. Of course, given the trajectory that we have outlined we have planned how much of cash is required for in the future, let us say in the immediate term for acquisitions, for investments, for operational cash buffers and we have also assessed how much future cash will be generated. I think it has taken into account all these elements while we announce the capital allocation policy. So I want to emphasize that this capital allocation policy no way dilutes our ability to do acquisitions.

Pravin Rao

On the tech spends, this year BFSI performance was on constant currency basis similar to the company’s performance. From a growth perspective, it was largely driven by huge growth in the Insurance sector. We are seeing a lot of transformational opportunities in the insurance space, given that they are catching up on some of the technology disruptions and changing consumer preferences. Our investment and solutions around McCamish and AI is also giving us an edge in that space. If we ignore insurance on the BFS space, the growth has been slower this year. Part of the impact is due to the effect of RBS, if you remember last year we had big chunk of revenue because one of the programs cancellations in RBS. So if you normalize for it, the growth of BFS also in the same line as rest of the company. The other issue with BFS what we have seen is there have been some slowdown in spending in large banks in North America, whereas in Europe and other geographies, we are not seeing any issues and we are seeing good growth. We are extremely confident about our positioning in the space. In the last couple of years we are seeing significant growth. Our portfolio we believe will be much more diversified, we have large presence in Europe. Apart from large banks in North America, we also have a strong presence in regional banks where we continue to see spend. So overall, we are fairly confident about the space. And as and when the spend starts coming in the space, we are confident that we will be able to capture that. So our expectation for coming year will be better than last year, but it remains to be seen whether the spend will come back and when the spend will come back particularly in North America.

On the Retail front, we continue to see challenges on RCL side. Particularly, North America, retailers are still challenged with the impact of Amazon, Facebook, Google and so on. So there is tremendous focus on cost takeout, and at the same time, there is a lot of discretionary spends on multi-channel, analytics, royalty and other things. While we have good solutions and our endeavor is to capture as much of our share in these opportunities through our solution, as this year, we expect the performance to be volatile in the coming year as well before it stabilizes.

Variable payout is 100% for this quarter. It will be highest in the last 10 quarters. In addition, we have announced $10 mn incremental investment bonus payout to employees. That will be in in addition to the 100% payout. On compensation review, for 85% of the people, the compensation review will be with effect from April 1st, both onsite and offshore, for the balance 15%, will be spent between middle and senior management, it will be effective July 1st. For majority of the people in India, the wage hike will be in the range of mid-single digit to high-single digit, and as in the past, like last year there was tremendous focus on differentiation, we will continue that focus to differentiate people on the wage hike based on performance and capability.

Neha

I was just looking for a little bit, you spoke about Agile Digital and AI. I just want to understand how this is different from what Infosys has been talking about in the past three, four years? Is the strategy going to be different or is it going to build on what you have already done in terms of incorporating AI, Agile and Digital?

Salil Parekh

The focus for us as we look ahead is take this business of us that have called Agile Digital, which is about $2.8 bn in fiscal ’18, which is growing at a much faster pace today than the rest of our business, and is something that our clients are looking for because it is their future is making us more relevant for their future. So take that business and continue to scale it. The addressable market for that business today is well over $180 bn. That market itself is growing at a very large space. So our strategic focus is very clear. We want to build something that is here relevance to the future of our clients and we want to be someone ‘navigating your next’ for the client perspective. So help them navigate through this digital journey. This is really the approach we put in place through all of the discussions we have had, both with our clients and with our leadership over the past couple of months. That is the strategic approach that we are now putting in place and executing upon. And the way we are underwriting it or attempting to underwrite it is, investing in the things that we need for that to succeed, investing in digital capabilities, investing in sales, investing in reskilling and investing in the US talent model. Those are the things which are backed by concrete investments in our fiscal ’19 plan that we hope and look for yielding result into our business in the coming years.

Furqan

Probably Ranga would answer the first two and probably then Salil and then Pravin. So, when you talk about the sale of Panaya and Skava, last year when in August Mr. Nilekani returned to Infosys as Non-Executive Chairman, he clearly mentioned that the strategy team would be set up where all Vishal Sikka’s initiatives will be stalked and their impact will be seen. Was this the part of that strategy team because you are talking about the strategic review, was it part of that strategic review, and does it reaffirm the concerns raised by the shareholders to an extent? This is the first part of the question. The second question is, I have seen that the revenue contribution from the US is declining on QoQ basis from quite some times. Has it got to do with geopolitics what is happening in US right now or something else is there? Salil, it has already been one quarter, you might have settled down, probably the honeymoon period is over, so what are your priorities in the company? Coming to Pravin, we have recently seen the PNB fraud happening. It was all based on the computer systems and what is transpiring in the computer systems and one of the concern raised was there was a non-recording of transactions in the PNB’s Finacle. So, is there anything that Infosys can do on that front to save the online fraud which have taken up of late?

M.D. Ranganath

On the first part of your question, in this quarter, we undertook a strategic review of entire portfolio of businesses, not just Panaya and Skava. We looked at all the services, all the platforms, we looked at Nia, we looked at Edge, we looked at Finacle, we looked at all other subsidiaries, Consulting, China, etc. all was part of it. The objective was very simple, where do we need to accelerate our investments, where do we need to push forward, and which are the areas where we have diminished alignment with our overall direction that we have taken. So going back to your question, the Nia part, the Edge part, the Finacle part, we do feel that there is emphasis, we do feel that we need to really accelerate our investments and take them forward, so that is the broad approach that we have taken.

Second question was on US. I think we should not draw really a sequential growth as a broad indicator. Quarter-to-Quarter there will always be minor volatility. The overall indicator is full year over full year and of course the currency also plays a big wave. For example, this quarter to look at the Europe, even if you look at the full-year basis, the Europe has shown significant growth and large part of it is also due to currency.

Salil Parekh

About the honeymoon period, I think you will be the better judge of that when the honeymoon period is over. So the priorities are very clear for me. I think the strategy we have laid out, this is the approach we want to take, focused on Agile Digital, Energizing the core, reskilling the people and localizing the markets. We have a huge amount of opportunity through this in the market. Our focus is to make sure that we satisfy what our clients need as they go into the future and making sure that all of the approaches we have laid out, the investments we have laid out, the geographies we are servicing those continue to become dominant for us in the future.

Pravin Rao

On the PNB front, I just want to clarify it has nothing to do with Finacle. It was a process failure, you can have any strong technology, any strong platform, but if there is collaboration between maker and checker, it is very difficult for any system to prevent it. It is more a process failure than anything else. The version of Finacle in use did not have an automatic integration to Swift, but the subsequent version had. It is a bank’s decision on when they want to integrate, but it was known to the bank and they had a manual integration. It was primarily a process failure and as I said again any amount of tools, technology if you can bring in, but if there is convenience between the maker and taker then this kind of things can happen. Today, there are technologies where using AI and machine learning are able to detect frauds and other things. In fact one of the used cases which are trying to use, Nia is something similar. We will try to experiment and pilot of application of embedding Nia within Finacle and see whether from a larger fraud context and fraudulent cases whether we can use machine learning to try to detect them in a much better way. But end of the day it is a combination, obviously the technology has to be solid. You have to apply your machine learning, pattern matching, and all try to detect potential of any fraud, but at the same time there has to be tightness in process as well, otherwise any process failure despite all the technology and other things, you can still come up with this kind of situation.

Meenu Shekhar

Salil, you mentioned your four pillars, the four pillars of your strategy, just to build on some of the earlier question, could you give some elements of the first two pillars. When you talk of scaling your Agile Digital, and Energizing the Core, what are the key elements of that and what are the kind of investments that you are going to be making on those?

Two, would you say that you are continuing and building on Vishal Sikka’s strategy or is there any departure, and if there is a departure, is it a minor departure or is it a major departure?

Three, what is unique to Infosys strategy. Every company is today talking of helping their clients go through their customer centric digital transformation. That is the real big buzzword that we have. So what is unique to the way how you are going to be helping your clients? I have one question on the BFSI space, which is seeing a massive digital disruption, there is also a lot of collaboration happening between banks, financial institutions and the Fintechs, so how do you see this impacting your business as well as the strategy that you have going forward?

Salil Parekh

Getting more into the detail of the first two of the four pillars, I think that was the first question. Let me share with you our thinking on Agile Digital itself. Within Agile Digital, we have a digital service architecture that we have laid out internally that comprises of five elements. Those five elements really describe in many ways – the digital journey our client or any enterprises can take. Those five elements are “Experience”, which relates to actually the acquisition that we have announced today and there we want to strengthen what we are doing. It relates to “Insights” which is about data, analytics, and Artificial Intelligence. It relates to “Innovate” which is about vertical platforms, it is about IoT, and then it relates to something which is broadly described as “Accelerate”. Here it’s talking about a journey on cloud migrations, a journey from modernization, real change in the digital tech space of our client. And the final of the fifth is “Assure”, which is about cyber security and about more traditional testing for the new digital era. Within our four pillars, we have a detailed on the Agile Digital. Our approach today is to invest in certain spaces within these five areas. We decided internally what those big bets are and what the emerging bets are and that is the investment that we put in to scale out our future.

How does it differentiate? The differentiation for this really comes from what are the characteristics that we bring to the table. One of the comments I made was the real deep belief our clients have in us, that we are the Number one delivery player in the market. To give you an example, I was with one of our banking clients, Deputy CIO and his view to me was “if his life depended upon it and he had to pick one partner who could deliver for him at a scale project, scaling engagement he would pick Infosys”. So we want to build upon that as one of the differentiators. There are other differentiators in terms of the depth in some of these areas, for example, our depth on IoT, our depth in the cloud space is leading in the market as recognized by some independent market players. Another differentiated characteristic is how quickly we have gone to some spaces in the way we will partnerships with Azure, with AWS, with ServiceNow. That speed is what gives us a real differentiation in the market. So within each of these five domains, we have build a differentiation map. For example, in the vertical differentiation what we can do with core banking transformation, what we can do on the trade side. Those are the deeper areas of differentiation that we build that can allow us to execute on the strategy. And then the question of Fintechs and banking, there we have a real active engagement with Fintechs not only from the innovation fund that exists, but also from our approach to partner with them and make sure that we bring up solution to our clients. While it is not at the highest level evident in those four pillars, if there are within that levels upon levels where we execute that strategy, and this is how we differentiate and hopefully dominate in the market.

Meenu Shekhar

My question is on whether you are building and continuing with Vishal Sikka’s strategy or are there major departures from what he had articulated

Salil Parekh

My view is I am looking at the future. My approach here is I want to build a digital services business which is centered on this $2.8 bn that we are today executing upon and scaling that into the future. The services play in that is critical for us in addition to platforms and products like Finacle, so platforms like Nia, McCamish and Edge that is the approach we have put together.

Meenu Shekhar

I understand you are looking at the future. Are you building on what was there already or is there a major departure?

Salil Parekh

Again, my view is I am looking ahead to the future and what our clients are looking at. I am still looking to the future and that is where I am going. As I said, I am still looking to where our future is and this is where we want to go for our digital future of our clients

Ayan Pranamik

My question is to Salil, if we look at the numbers of new services and new software, on a Quarter-to-Quarter basis, it has not moved up really and on overall front now we see Panaya and Skava are not there, so does that mean this will impact in the messaging to your clients that for about two years Skava and Panaya were there with you, has been talked about globally significantly, so does that mean it would impact messaging? The second is obviously why do you think that there is a need to dissolve the Finance and Investment committee, which would have looked at Skava and Panaya acquisition?

Salil Parekh

On the impact with our clients, notwithstanding whatever will happen in the coming 12 months with respect to Panaya and Skava, our commitment to our clients by using that, we have been using it today or in the future, remains the same. From a client perspective, we want to make sure that continues because it is something whether it is part of our portfolio or it is an independent entity, there is still a partnership we will have to make sure that the client needs are fulfilled, so that does not change anything at least from our perspective with respect to all of our commitments to the client. With respect to the Finance committee, that is a decision of the Board, I am not the best person to address that.

M.D. Ranganath

Just like Salil said, one of the objectives was to look at the committees that are now statutorily required. For example, last quarter, the Committee of Director was dissolved and this quarter the Finance and Investment Committee, and there are couple of responsibility of Finance and Investment Committee that has gone to the Audit Committee including assessment of acquisitions, investments and so on. Likewise, other parts have gone to the risk and strategy committee of the board.

Ayan Pranamik

What is the role of the lead independent director?

M.D. Ranganath

I think this is not the first time the company has had lead independent directors. We had lead independent directors as early as 15 years ago. It is a good practice to have combined opinion of the lead independent directors, essentially if that person takes a stewardship on behalf of all the independent directors, so that there is an appropriate forum to discuss amongst them and deliberate in the Board.

Saritha Rai

I have dubious honor of asking you the very rough question today, it has been three months and about 12 days since you have come into Infosys, so you have given a lot of bird’s eye view kind of comments which are really interesting. I wanted to ask you, you generally feel as a very inscrutable guy at least outside of Infosys, I wanted to ask you what is the Salil stamp on Infosys that you have sort of put so far and could you talk a little bit in detail about what exactly are you doing inside Infosys? Of course, you talked about the four pillars, maybe now the walls and the windows and the doors, a little bit about the details is what I am asking?

Salil Parekh

You said there has been three months and 12 days, so really who is counting when you are having so much fun. The strategy that we have developed is a clear instantiation of where we want to go into the future. It talks about how we build relevance for the client’s future in the services space. It actually unveils what we are already doing quite well in that space, the Agile Digital capabilities. In terms of what I want to drive what we have given as guidance is one example of that. We have clearly taken a guidance on operating margin and demonstrated that we are investing in what we believe in and that is for me something of a demonstration of what the future direction that we want to put in place is. I think we have tremendous capabilities, huge client loyalty. By putting in the investment to build our future, I want to show that this is becoming part of a growth agenda for the company for the future. I think the approach that I put in place in nominating several internal executives to lead sectors is an approach to show that we have huge leadership within the company that will have opportunities to do things at different levels and at different scale. Even within our senior leadership, at the president level additional responsibilities have been assigned on sales, on consulting, and that demonstrates that people are driving the change from within the company to make it future ready. So this is in a sense the first three months where I have spent time to meet with clients, with employees and with leadership and define what our roadmap is. Now, it is really time to put some money for an execution behind it and start to deliver on that promise.

Moderator

Thank you, Gentlemen. Thanks everyone.